Exhibit 99.1

Ardagh Metal Packaging S.A. – Third Quarter 2023 Results

Ardagh Metal Packaging S.A. (NYSE: AMBP) today announced results for the third quarter ended September 30, 2023.

	Three months ended
	September 30, 2023	September 30, 2022	Change	Constant Currency

	($'m except per share data)
Revenue	1,294	1,173	10%	7%
Profit for the period	17	68
Adjusted EBITDA (1)	171	140	22%	20%
Earnings per share	0.02	0.10
Adjusted earnings per share (1)	0.06	0.06
Dividend per ordinary share	0.10	0.10

Oliver Graham, CEO of Ardagh Metal Packaging, said:

“We delivered a robust performance in the quarter to achieve our guidance despite a softening of demand conditions in Europe. Americas performance was slightly ahead of our expectation with North America benefitting from strong shipment growth, while Brazil was broadly in line. The deterioration in demand during the quarter negatively impacted European performance against our expectations, which we anticipate will persist into Q4. Our Adjusted operating cashflow generation is significantly improved versus the prior year and underpins our conviction in a strong full year liquidity outturn. Our actions to prudently balance our capacity and optimize our network will also drive future earnings improvement.”

●	Global beverage can shipments grew by 8% in the quarter versus the prior year quarter, driven by growth of 18% in the Americas offsetting a 2% decline in Europe. North America grew by 20%, underpinned by commitments backing our investments, and Brazil grew by 8%.
●	Adjusted EBITDA of $171 million for the quarter represented a 22% increase versus the prior year quarter.
●	Americas Adjusted EBITDA increased by 2% to $104 million as the contribution from 18% higher volumes was offset by higher costs, including fixed cost under-absorption that remained elevated as de-stocking was prioritised in North America, which is now complete.
●	In Europe, Adjusted EBITDA increased by 76% to $67 million despite 2% lower shipments, which reflected improved input cost recovery versus the prior year weak comparable, predominantly due to the pass through of energy costs.
●	Committed to disciplined balancing of network capacity ahead of a recovery in industry demand, through a mix of curtailment and longer-term action as appropriate. Consultations regarding the potential closure in Q1 2024 of the Whitehouse, Ohio, production facility initiated.
●	Net leverage reduced by 0.5x during the quarter through improved earnings and strong cash conversion. Total liquidity of $561 million at September 30, 2023 was boosted by further working capital improvement.
●	No change to guidance for 2023 growth capex to fall below $0.3bn, to decline further to c. $0.1bn in 2024 and beyond. Due to the success of working capital initiatives, raising guidance for a net working capital inflow in 2023 to approaching $200m.
●	Regular quarterly ordinary dividend of 10c announced, in line with guidance for an annual dividend of 40c per share.
●	Progress on sustainability initiatives include advancement of our Ardagh for Education STEM initiative into Brazil, further investment in recycling infrastructure in North America and the announcement of a sustainable distribution agreement in the Netherlands. Ardagh Group, including Ardagh Metal Packaging, was also awarded the highest platinum rating by Ecovadis.
●	2023 outlook: shipment growth of approximately mid-single digits and full year 2023 Adjusted EBITDA in the order of $610 million, reflecting the softer demand conditions in Europe while the North America volume outlook remains strong. Fourth quarter Adjusted EBITDA in the order of $158 million (Q4 2022: $159 million reported; $162 million at constant currency).

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Financial Performance Review

Bridge of 2022 to 2023 Revenue and Adjusted EBITDA

Three months ended September 30, 2023

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2022	493	680	1,173
Organic	30	52	82
FX translation	39	—	39
Revenue 2023	562	732	1,294

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2022	38	102	140
Organic	26	2	28
FX translation	3	—	3
Adjusted EBITDA 2023	67	104	171

2023 Adjusted EBITDA margin %	11.9%	14.2%	13.2%
2022 Adjusted EBITDA margin %	7.7%	15.0%	11.9%

Nine months ended September 30, 2023

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2022	1,525	2,088	3,613
Organic	68	(10)	58
FX translation	10	(1)	9
Revenue 2023	1,603	2,077	3,680

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2022	155	311	466
Organic	25	(39)	(14)
FX translation	—	—	—
Adjusted EBITDA 2023	180	272	452

2023 Adjusted EBITDA margin %	11.2%	13.1%	12.3%
2022 Adjusted EBITDA margin %	10.2%	14.9%	12.9%

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Group Performance

Group

Revenue increased by $121 million, or 10%, to $1,294 million in the three months ended September 30, 2023, compared with $1,173 million in the three months ended September 30, 2022. On a constant currency basis, revenue increased by 7%, principally reflecting favorable volume/mix effects and higher input cost recovery, partly offset by the pass through to customers of lower input costs.

Adjusted EBITDA increased by $31 million, or 22%, to $171 million in the three months ended September 30, 2023, compared with $140 million in the three months ended September 30, 2022. On a constant currency basis, Adjusted EBITDA increased by 20%, principally due to higher input cost recovery and favorable volume/mix effects, partly offset by higher operating costs.

Americas

Revenue increased by $52 million, or 8%, on both a reported and constant currency basis, to $732 million in the three months ended September 30, 2023, compared with $680 million in the three months ended September 30, 2022. The increase in revenue principally reflected favorable volume/mix effects, partly offset by the pass through to customers of lower input costs.

Adjusted EBITDA increased by $2 million, or 2%, on both a reported and constant currency basis, to $104 million in the three months ended September 30, 2023, compared with $102 million in the three months ended September 30, 2022. The increase was primarily driven by favorable volume/mix effects, partly offset by higher operating costs.

Europe

Revenue increased by $69 million, or 14%, to $562 million in the three months ended September 30, 2023, compared with $493 million in the three months ended September 30, 2022. On a constant currency basis, revenue increased by 6%, principally due to higher input cost recovery and favorable volume/mix effects.

Adjusted EBITDA increased by $29 million, or 76%, to $67 million in the three months ended September 30, 2023, compared with $38 million in the three months ended September 30, 2022. On a constant currency basis, Adjusted EBITDA increased by 63%, principally due to higher input cost recovery and favorable volume/mix effects, partly offset by higher operating costs.

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Earnings Webcast and Conference Call Details

Ardagh Metal Packaging S.A. (NYSE: AMBP) will hold its third quarter 2023 earnings webcast and conference call for investors at 9.00 a.m. EDT (2.00 p.m. BST) on Thursday October 26, 2023. Please use the following webcast link to register for this call:

Webcast registration and access:

https://event.webcasts.com/starthere.jsp?ei=1635927&tp_key=c096fb05b7

Conference call dial in:

United States/Canada: +1 800 239 9838
International: +44 330 165 4027
Participant pin code: 7000018

An investor earnings presentation to accompany this release is available at https://www.ardaghmetalpackaging.com/investors

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of infinitely recyclable, sustainable, metal beverage cans and ends to brand owners. A subsidiary of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 24 production facilities in nine countries, employing approximately 6,300 employees and had sales of $4.7 billion in 2022.

For more information, visit https://www.ardaghmetalpackaging.com/investors

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts and are inherently subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this release. Certain factors that could cause actual events to differ materially from those discussed in any forward-looking statements include the risk factors described in Ardagh Metal Packaging S.A.’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by Ardagh Metal Packaging S.A. with the SEC. In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking information presented herein is made only as of the date of this release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise. This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC is Stephen Lyons, Investor Relations Director.

Non-IFRS Financial Measures

This release may contain certain financial measures such as Adjusted EBITDA, Adjusted operating cash flow, Adjusted free cash flow, net debt and ratios relating thereto that are not calculated in accordance with IFRS. Non-IFRS financial measures may be considered in addition to IFRS financial information, but should not be used as substitutes for the corresponding IFRS measures. The non-IFRS financial measures used by Ardagh Metal Packaging S.A. may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: stephen.lyons@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +353 1 498 0300 / +353 87 2269345
Email: pwalsh@murraygroup.ie

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Unaudited Consolidated Condensed Income Statement for the three months ended September 30, 2023 and 2022

	Three months ended September 30, 2023			Three months ended September 30, 2022
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,294	—	1,294	1,173	—	1,173
Cost of sales	(1,130)	(5)	(1,135)	(1,047)	(17)	(1,064)
Gross profit	164	(5)	159	126	(17)	109
Sales, general and administration expenses	(59)	(2)	(61)	(38)	(9)	(47)
Intangible amortization	(37)	—	(37)	(34)	—	(34)
Operating profit	68	(7)	61	54	(26)	28
Net finance (expense)/income	(49)	5	(44)	(30)	71	41
Profit before tax	19	(2)	17	24	45	69
Income tax charge	(6)	6	—	(7)	6	(1)
Profit for the period	13	4	17	17	51	68

Earnings per share:
Basic and diluted earnings per share			0.02			0.10

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Unaudited Consolidated Condensed Income Statement for the nine months ended September 30, 2023 and 2022

	Nine months ended September 30, 2023			Nine months ended September 30, 2022
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	3,680	—	3,680	3,613	—	3,613
Cost of sales	(3,247)	(52)	(3,299)	(3,156)	(47)	(3,203)
Gross profit	433	(52)	381	457	(47)	410
Sales, general and administration expenses	(175)	(14)	(189)	(147)	(17)	(164)
Intangible amortization	(107)	—	(107)	(105)	—	(105)
Operating profit	151	(66)	85	205	(64)	141
Net finance (expense)/income	(148)	58	(90)	(92)	196	104
(Loss)/profit before tax	3	(8)	(5)	113	132	245
Income tax credit/(charge)	(1)	12	11	(32)	12	(20)
Profit for the period	2	4	6	81	144	225

(Loss)/earnings per share:
Basic and diluted (loss)/earnings per share			(0.02)			0.36

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Unaudited Consolidated Condensed Statement of Financial Position

	At September 30, 2023	At December 31, 2022
	$'m	$'m
Non-current assets
Intangible assets	1,376	1,473
Property, plant and equipment	2,553	2,390
Other non-current assets	64	94
	3,993	3,957
Current assets
Inventories	442	567
Trade and other receivables	566	509
Contract assets	265	239
Derivative financial instruments	18	38
Cash, cash equivalents and restricted cash	154	555
	1,445	1,908
TOTAL ASSETS	5,438	5,865

TOTAL EQUITY	239	455

Non-current liabilities
Borrowings including lease obligations	3,576	3,524
Other non-current liabilities*	348	422
	3,924	3,946
Current liabilities
Borrowings including lease obligations	79	68
Payables and other current liabilities	1,196	1,396
	1,275	1,464
TOTAL LIABILITIES	5,199	5,410
TOTAL EQUITY and LIABILITIES	5,438	5,865

* Other non-current liabilities include liabilities for earnout shares of $22 million at September 30, 2023 (December 2022: $76 million) and warrants of $2 million at September 30, 2023 (December 2022: $7 million).

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Unaudited Consolidated Condensed Statement of Cash Flows

	Three months ended,		Nine months ended,
	September 30,		September 30,
	2023	2022	2023	2022
	$'m	$'m	$'m	$'m
Cash flows from/(used in) operating activities
Cash generated from/(used in) operations (2)	215	43	289	(60)
Net interest paid	(14)	(4)	(96)	(55)
Settlement of foreign currency derivative financial instruments	2	36	(9)	66
Income tax received/(paid)	9	(14)	(6)	(29)
Cash flows from/(used in) operating activities	212	61	178	(78)

Cash flows used in investing activities
Capital expenditure	(82)	(127)	(304)	(413)
Cash flows used in investing activities	(82)	(127)	(304)	(413)

Cash flows (used in)/received from financing activities
Changes in borrowings	(65)	1	(7)	592
Deferred debt issue costs paid	—	(4)	(2)	(10)
Lease payments	(17)	(14)	(55)	(40)
Dividends paid	(66)	—	(197)	(121)
Proceeds from share issuance, net of costs	—	258	—	258
Treasury shares purchased	—	(32)	—	(35)
Other financing activities	—	—	—	(1)
Cash flows (used in)/received from financing activities	(148)	209	(261)	643

Net (decrease)/increase in cash, cash equivalents and restricted cash	(18)	143	(387)	152

Cash, cash equivalents and restricted cash at beginning of period	182	436	555	463
Foreign exchange (losses)/gains on cash, cash equivalents and restricted cash	(10)	4	(14)	(32)
Cash, cash equivalents and restricted cash at end of period	154	583	154	583

Financial assets and liabilities

At September 30, 2023, the Group’s net debt and available liquidity was as follows:

	Drawn amount	Available liquidity
	$'m	$'m
Senior Secured Green and Senior Green Notes	3,257	—
Global Asset Based Loan Facility	—	407
Lease obligations	385	—
Other borrowings	44	—
Total borrowings / undrawn facilities	3,686	407
Deferred debt issue costs	(31)	—
Net borrowings / undrawn facilities	3,655	407
Cash, cash equivalents and restricted cash	(154)	154
Derivative financial instruments used to hedge foreign currency and interest rate risk	7	—
Net debt / available liquidity	3,508	561

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Reconciliation of profit for the period to Adjusted profit

	Three months ended September 30,
	2023	2022
	$'m	$'m
Profit for the period as presented in the income statement	17	68
Less: Dividend on preferred shares	(6)	(6)
Profit for the period used in calculating earnings per share	11	62
Exceptional items, net of tax	(4)	(51)
Intangible amortization, net of tax	29	27
Adjusted profit for the period	36	38

Weighted average number of ordinary shares	597.6	599.8

Earnings per share	0.02	0.10

Adjusted earnings per share	0.06	0.06

Reconciliation of profit for the period to Adjusted EBITDA

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	$'m	$'m	$'m	$'m
Profit for the period	17	68	6	225
Income tax charge/(credit)	—	1	(11)	20
Net finance expense/(income)	44	(41)	90	(104)
Depreciation and amortization	103	86	301	261
Exceptional operating items	7	26	66	64
Adjusted EBITDA	171	140	452	466

Reconciliation of Adjusted EBITDA to Adjusted operating cash flow and Adjusted free cash flow

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	$'m	$'m	$'m	$'m
Adjusted EBITDA	171	140	452	466
Movement in working capital	53	(50)	(122)	(445)
Maintenance capital expenditure	(28)	(25)	(90)	(74)
Lease payments	(17)	(14)	(55)	(40)
Adjusted operating cash flow	179	51	185	(93)
Net interest paid	(14)	(4)	(96)	(55)
Settlement of foreign currency derivative financial instruments	2	36	(9)	66
Income tax received/(paid)	9	(14)	(6)	(29)
Adjusted free cash flow - pre Growth Investment capital expenditure	176	69	74	(111)
Growth investment capital expenditure	(54)	(102)	(214)	(339)
Adjusted free cash flow - post Growth Investment capital expenditure	122	(33)	(140)	(450)

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Related Footnotes

(1) For a reconciliation to the most comparable IFRS measures, see Page 9.

(2) Cash from/(used in) operations for the three and nine months ended September 30, 2023 is derived from the aggregate of Adjusted EBITDA as presented on Page 9 less working capital inflows of $53 million (nine months: outflows of $122 million) and other exceptional cash outflows of $9 million (nine months: $41 million). Cash from/(used in) operations for the three and nine months ended September 30, 2022 is derived from the aggregate of Adjusted EBITDA as presented on Page 9, less working capital outflows of $50 million (nine months: $445 million) and other exceptional cash outflows of $47 million (nine months: $81 million).

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